Kirin Corp.
Paikattu House
CRA 149 Areekuzhy Road
Angamaly, India 683572

August 4, 2015

Via EDGAR

United States Securities and Exchange Commission
100 F Street, N.E. Mailstop 3561
Washington D.C., 20549-7010

Attention:  Mara L. Ransom

Re:            Kirin Corp.
Registration Statement on Form S-1
Filed June 16, 2015
File No. 333-205002

Dear Mara L. Ransom:

I write on behalf of Kirin Corp., (the "Company") in response to Staff's letter of July 13, 2015, by Mara L. Ransom, Assistant Director, of the United States Securities and Exchange Commission (the "Commission") regarding the above-referenced Registration Statement on Form S-1, filed June 16, 2015 (the Comment Letter").

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

General

1.            Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

In response to this comment, there are no written communications responsive to this request.

2.            It appears you may be a blank check company as defined by Rule 419 under the Securities Act of 1933. In this regard, we note the following:

-	Your disclosure indicates that you are a development stage company issuing penny stock;
-	You have not commenced operations and it is unclear whether you will be able to do so in the next 12 months;
-	It appears that you have conducted minimal business activities or operations since your inception;
-	You have a net loss of $530 since inception and you have not generated any revenues to date;
-	You have assets consisting only of $12,970 in cash and cash equivalents; and
-	Your registration statement contains very general disclosure related to the nature of your business and your business plan.

In the adopting release of Rule 419, the Commission stated that "it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419." Therefore, please provide a detailed analysis addressing each of the issues described above in explaining why you believe that the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise your registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

In response to this comment, the Company is not a "blank check company" as defined by Rule 419 of the Securities Act of 1933, as amended, and therefore the Registration Statement need not comply with the requirements of Rule 419.  As explained in detail in the Registration Statement, the purpose of the Company is to market and distribute affordable smartwatches in the United States and Europe.  The Company has no plans or intentions to merge with any other entity.

The above points made by the staff correctly suggest that the Company is a start-up company, and the Commission has given specific guidance that, "Start-up companies with specific business plans are not subject to Rule 419, even if operations have not commenced at the time of the offering."  Securities Act Release No. 33-6932.

Furthermore, the Company believes it would be misleading to inform prospective investors that it intends to acquire some other business or company, when it has no intention to do so.  And pragmatically, complying with Rule 419 would render the Registration Statement completely incoherent in light of the detailed business plan, risk factors, and other information disclosed throughout.

3.            Please revise to include the disclosure required by Items 102 and 407(a) of Regulation S-K.

In response to this comment, the Company revised to include the disclosure required by Items 102 and 407(a) of Regulation S-K.

Prospectus Cover Page

4.            Please disclose the net proceeds that you may receive from this offering, assuming the sale of 25%, 50%, 75% and 100% of the shares offered. Please refer to Item 501(b)(3) of Regulation S-K.

In response to this comment, the Company disclosed the net proceeds that the Company may receive from the offering.

Prospectus Summary, page 3

5.             Please revise the first sentence to state that you plan to engage in the marketing and sale of wearable technology devices. In addition, ensure that all similar statements in the registration statement are prospective since you have not yet commenced operations.

In response to this comment, the Company revised its disclosures to ensure that such statements are prospective.

The Offering, page 3

6.             Please disclose that there is no guarantee that any funds will be raised from the offering.

In response to this comment, the Company included the disclosure.

Risk Factors
Risks Related to Our Financial Condition and Our Business
Because we do not have exclusive agreements . . ., page 7

7.            Please clarify, if true, that you currently have no agreements with any manufacturer or distributor to produce, manufacture, or distribute any product.

In response to this comment, the Company update the disclosure to include the distribution agreement the Company entered into on July 31, 2015.

Risks Associated with Management and Control Persons
Because our current sole officer and director devotes a limited amount of time . . ., page 11

8.            Please disclose whether Ms. Samuel currently owes fiduciary duties to any companies or entities other than Kirin Corp., and, if so, please revise your risk factors to disclose how such duties may affect your business and operations.

In response to this comment, Ms. Samuel does not owe any fiduciary duties to any companies or entities other than Kirin Corp.

Risks Related to Our Securities and this Offering
If a market for our common stock does not develop . . ., page 14

9.            Please clarify that you do not yet have a market maker who has agreed to file an application with FINRA and discuss the risk that a market maker may not be willing to file an application with FINRA on your behalf.

In response to this comment, the Company clarified in the risk factor that it does not have a market maker who has agreed to file the application with FINRA and that there is a risk that a market maker may not be willing to submit such an application.

Use of Proceeds, page 16

10.            Please reconcile your disclosure in footnote one that you may use some of the proceeds of the sale of your stock to Ms. Samuel to pay for your offering expenses with your disclosure on page 35 that "[w]e have raised $16,000 to date, and expect to use those funds along with some of the offering proceeds . . . on the expenses associated with this offering." If you plan to use cash on hand to pay the offering expenses, please update this section to reflect how the proceeds from this offering will be used.

In response to this comment, the Company revised its disclosures to state that cash on hand will be used for working capital needs.

11.            Please remove "current funds" from the tabular presentation of the planned use of proceeds.

In response to this comment, the Company removed "current funds" from the table.

Plan of Distribution, page 19

12.            Please reconcile your disclosure on page 19 that "[w]e will not offer our shares for sale through underwriters, dealers, agents or anyone who may receive compensation in the form of underwriting discounts, concessions or commissions from us . . ." with your disclosure on page 17 that "we reserve the right to utilize the services of licensed brokers/dealers and compensate these broker/dealers with a commission not to exceed 10% of the proceeds raised." If the securities are to be offered using the efforts of brokers or dealers, please provide the information required by Item 508(c)(2) of Regulation S-K.

In response to this comment, the Company removed reference to reserving the right to use licensed broker dealers in the offering. The Company has no plans to use broker dealers in the offering.

Description of Business Business Overview, page 27

13.            For any statements based on industry reports, please provide copies of these reports or studies that support the qualitative characteristics of the industry referenced throughout the Description of Business section. In addition, please provide support for the two charts included in this section. Please mark your furnished support and provide page references in your response to the sections you rely upon for each specific statement.

In response to this comment, the Company has attached to this letter copies of the sources the Company cites to in its prospectus. The relevant portions are underlying for ease of reference.

The smartwatch- a leading product in the wearable technology category, page 29

14.            Please reconcile your statement that you "believe that [you] have the right product offering to meet the demands and budgets of this market segment" with your disclosure on page 30 that you "do not have any product developed and ready for commercialization."

In response to this comment, the Company removed the statement that it has the right product offering to meet the demands and budgets of this market segment.

Our Product Strategy, page 30

15.            In light of the fact that you do not have any contracts or agreements to purchase any product from a manufacturer, please provide greater detail about the relationships you have with low cost suppliers/manufacturers of smartwatches in China that you will leverage to provide attractively-priced products.

As of July 27, 2015 the Company has signed a Distribution Agreement with a Chinese manufacturer of smart watches and wearables.  Shenzhen IQI Technology Co., Ltd.,("IQI") specializes in the business of being a modern designer, innovator, producer, manufacturer, and seller of smart watches and wearable devices.  Shenzhen will allow the Company to brand the manufactured goods outlined by the Company and allow the Company to utilize the marketing materials, pictures, ads, specifications, testimonials, and brochures produced by the manufacturer for its own use and the Company will be able to brand, market, sell, and distribute smart watches and wearable devices online and to areas of India, USA, Canada, and Europe by wholesale or retail arrangement.

Value Positioning, page 30

16.            Please reconcile the disclosure in this section with your disclosure elsewhere in the registration statement that you have not yet developed any products and that you plan to sell products directly to consumers through your website, not through retailers.

In response to this comment, the Company revised the section and other portions of the Prospectus. The Company plans to sell on its website and through retailers.

Company Website, page 30

17.            Please clarify the state of the development of your website, considering that it not currently operational. If you are still in the process of purchasing the domain name, please state so.

The Company has purchased and registered the domain www.kirinwearables.com and the website has been under development and should be completed by the first week of August 2015.  The website will list the scope of products and their specifications being offered.  The Company expects to have a fully functioning Ecommerce website operational by the end of August 2015 with a fully functioning shopping cart.

Management's Discussion and Analysis of Financial Condition and Plan of Operation
Plan of Operation, page 33

18.            We note your risk factor on page 8 that you are "currently early in the process of designing and developing [y]our smartwatches at our operations office in India." However, here you disclose that you "have narrowed down [your] manufacturer of [your] smart watch to 3 of which [you] will order samples. . . ." Please clarify whether you are designing the smart watch, the smart watch is being designed for you, or you are ordering already-manufactured product, and revise your disclosure throughout the registration statement to reflect the state of development of your product.

Since Shenzhen has already designed smart watches and other wearables and continues to develop new styles with new functions, the Company will no longer look at designing and developing its own products.  The Company will just order manufactured products which will be made and designed by the manufacturer under the Company's own private label.

19. Please revise to disclose the effect that receiving less than 100% of the proceeds will have on your plan of operation in each quarter. This disclosure should comport with your disclosure in the "Use of Proceeds" section. We note that, as disclosed here, your plan of operation calls for using $90,000 in proceeds, which is not a scenario addressed in the "Use of Proceeds" section.

In response to this comment, the Company revised the section to include the effect of receiving less than 100% of the proceeds.

Months 7-9, page 33

20.            We note that you "may also consider hiring a sales and marketing individual in a particular region." Please disclose the expected cost of hiring this individual, the region to which the individual will be assigned, and how his/her hiring furthers management's plan to engage in a "direct marketing campaign, on the Internet."

The Company plans to hire one sales and marketing individual located in India to start the Company's online marketing and E-Commerce strategy.  Online marketing will include search engine optimization, social media marketing, blogging and we intend to implement a number of marketing initiatives including reviews, and attending tradeshows.  The costs for this sales and marketing individual will be approximately $1,500 months for a six month contract.

21.            We note that you plan to begin using your fulfillment center this quarter. However, your plan of operation for the preceding quarters reveals no discussion of developing a fulfillment center or what proceeds will be used to develop or purchase one. Please clarify how you plan to develop this fulfillment center and how much its development will cost.

After securing our Distribution Agreement with our manufacturer and negotiating that they will drop ship our orders and will act as our fulfillment center.  There will not be any additional costs associated with our manufacturer in providing this service to the Company.

Results of Operations for the Period from Inception to April 30, 2015, page 34

22.             Please revise your disclosure to state that you do not expect to achieve revenues until you are able to complete the development of your products rather than applications.

In response to this comment, the Company revised the disclosure as requested.

Financial Statements

Notes to Financial Statements
Note 5 – Going Concern and Liquidity Considerations, page 48

23.            Please note that the use of going concern financial statements, as opposed to financial statements which assume liquidation, is predicated on the disclosure of a viable plan that has the capability of removing the threat to the continuation of the business. The plan should enable you to remain viable for at least the 12 months following the most recent balance sheet date and the disclosure should include the amount of minimum proceeds necessary to remove the threat to continuation of the business. Please revise your disclosures accordingly. Refer to Section 607.02 of the Codification of Financial Reporting Policies. Please also expand on the types and nature of equity financing arrangements from which you intend to fund your operations.

In response to this comment, this disclosure has been updated and revised accordingly.

Exhibit 99.1. Subscription Agreement

24. Please revise your Subscription Agreement for consistency with your Prospectus in which the maximum shares offered is 15,000,000 and the fixed price is $0.008 per share.

In response to this comment, the Company revised the Subscription Agreement.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Sincerely,

/s/ Rachel Samuel
Rachel Samuel

Enclosures:

Acknowledgment by the Company

Sources